

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

David S. Rosenblatt
Chief Executive Officer
1stdibs.com, Inc.
51 Astor Place, 3rd Floor
New York, New York 10003

> **Re: 1stdibs.com, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2021**
> **File No. 333-256188**

Dear Mr. Rosenblatt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 17, 2021

Business
Our Buyers, page 108

1. We note that you have amended your disclosure to identify and include quotes from several of your buyers and sellers. Please revise your filing to disclose whether these buyer and seller quotes were solicited. Also, please advise and disclose whether the buyers and sellers you have identified have consented to their quotes being disclosed in your filing.

David S. Rosenblatt
1stdibs.com, Inc.
May 25, 2021
Page 2

Exhibit Index
Exhibit 3.2
Exhibit 3.4, page II-4

2. Please amend your certificate of incorporation and bylaws to clearly state, as you disclose in your filing, that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or tell us how you will inform future investors of the provision's limited applicability.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Davina K. Kaile